UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Telewest Global, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87956T107

(CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87956T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media International, Inc. 20-0893138

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,866,374 shares*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,866,374 shares*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,866,374 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2%

14.	Type of Reporting Person (See Instructions) CO

* The Reporting Person has sold options to purchase 7,866,374 shares of the Issuer’s Common Stock. See Item 6.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)

Statement of

LIBERTY MEDIA INTERNATIONAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

TELEWEST GLOBAL, INC.

This Schedule 13D/A (Amendment No. 1) (this “Statement”) is being filed by Liberty Media International, Inc., a Delaware corporation (the “Reporting Person”), for the purpose of amending and supplementing its Statement on Schedule 13D as originally filed on July 19, 2004 (the “Filing”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Telewest Global, Inc., a Delaware corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer
The text of Item 5 of the Filing is amended and restated to read in its entirety as follows:

(a)        The Reporting Person beneficially owns 7,866,374 shares of Common Stock.  The 7,866,374 shares of Common Stock beneficially owned by the Reporting Person represent approximately 3.2% of the outstanding shares of Common Stock (based on 245,000,001 shares of the Issuer’s Common Stock, issued and outstanding as of July 28, 2004, according to the Issuer’s 10-Q filed with the Securities and Exchange Commission on July 29, 2004). The Reporting Person sold options to purchase 7,866,374 shares of Common Stock beneficially owned by the Reporting Person. See Item 6 of this Statement which is incorporated by reference herein.

To the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock, except for Robert R. Bennett who owns 426,049 shares of Common Stock.

(b)        The Reporting Person has sole voting and dispositive power with respect to 7,866,374 shares of Common Stock. The Reporting Person sold options to purchase 7,866,374 shares of Common Stock beneficially owned by the Reporting Person. See Item 6 of this Statement which is incorporated by reference herein.

To the knowledge of the Reporting Person, Mr. Bennett has sole voting and dispositive power with respect to 426,049 shares of Common Stock.

(c)        Except as described below, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has executed any transaction in respect of shares of Common Stock during the past sixty (60) days. During the past sixty days, Liberty TWSTY effected the following sales of shares of Common Stock through a securities dealer:

Date of Sale (trade date)	Number of shares of Common Stock sold:	Average per share price at which shares of Common Stock were sold
08/09/04	56,408	$10.1633
08/10/04	69,298	$10.1173
08/11/04	145,000	$10.2347
08/12/04	120,000	$10.5605
08/13/04	122,203	$10.7849
08/16/04	45,100	$10.8736
08/17/04	125,000	$11.0891
08/18/04	160,000	$11.1524
08/19/04	15,000	$11.2200
08/20/04	100,000	$11.2025
08/23/04	8,500	$11.1176
08/24/04	60,000	$11.1598
08/25/04	200,000	$11.0994
08/26/04	60,000	$11.1605
08/27/04	165,000	$11.3164
08/30/04	25,000	$11.4000
08/31/04	130,000	$11.3846
09/01/04	75,000	$11.4233
09/02/04	25,000	$11.4500
09/03/04	400,000	$11.4075
09/07/04	85,000	$11.7238
09/08/04	85,000	$11.7183
09/09/04	50,000	$11.6244
09/10/04	75,000	$11.7667
09/15/04	150,000	$11.9800*
09/15/04	8,000,000	$11.8000*

*Average per share price after deducting applicable commissions.

(d) Not applicable.
(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on September 20, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The text of Item 6 of the Filing is amended and restated to read in its entirety as follows:
The information set forth in Items 3 and 4 of this Statement is incorporated by reference into this Item 6 as if set forth in its entirety herein.

In connection with the Restructuring, the Issuer entered into a Registration Rights Agreement, dated as of June 24, 2004 (the “Registration Rights Agreement”), for the benefit of all persons (the “Holders”) whose resales of shares of Common Stock received in the Restructuring may be subject to the limitations of Rule 145 promulgated under the Securities Act of 1933, as amended. Liberty TWSTY is a Holder under the terms of the Registration Rights Agreement, which provides for the Issuer to file a shelf registration statement for the benefit of the Holders and provides the Holders with certain demand and piggy-back registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which has been incorporated by reference as Exhibit 7(a) hereto, which is hereby incorporated by reference into this Item 6.

On September 15, 2004, Liberty TWSTY sold to an affiliate of Lehman Brothers Inc. options to purchase an aggregate of 7,866,374 shares of the Common Stock of the Issuer at $11.80 per share, which options will expire ratably on each of the 43 trading days ending on and including December 14, 2004.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004

LIBERTY MEDIA INTERNATIONAL, INC.

	By:	/s/ Elizabeth M. Markowski
		Name:	Elizabeth M. Markowski
		Title:	Senior Vice President